FORM C-AR

Annual Company Report 2023

San Francisco Community Land Trust

(a California nonprofit public benefit corporation)

227.202 Ongoing Reporting Requirements

A company that has sold securities in a Regulation Crowdfunding offering is required to provide an annual report no later than 120 days after the end of its fiscal year. This report must be filed with the SEC, on EDGAR, using Form C-AR; and also posted on the issuer's website.

This annual report must include:

1) Financial statements for the fiscal year just ended, certified to be true and correct by the principal officer (*e.g.*, CEO). But if the company has financial statements that have been either reviewed or audited by an independent CPA – for example, because a bank or other creditor required them for a loan – then the company must provide those instead. In that case, the certification by the principal officer isn't required.

2) Updated versions of all the disclosures that were required by 227.201, paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s) and (x) on the original Form C.

A company may (but is not required to) stop preparing and filing annual reports when:

1) The company is required to file reports under Exchange Act Sections 13(a) or 15(d) (because it became a publicly-reporting company); or
2) The company has filed at least one annual report and has fewer than 300 holders of record of its securities; or
3) The company has filed at least three annual reports and has total assets that do not exceed $10 million; or
4) The company or another party purchases or repurchases all of the securities issued pursuant to Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The company liquidates or dissolves in accordance with state law.

A company that becomes eligible to stop preparing and filing annual reports and wishes to do so must file Form C-TR within five days of becoming eligible. In other words, if your company becomes eligible as soon as you file this report, then file the Form C-TR within five days of filing this report.

§227.201(a) – Basic Information About the Company

Name of Company	San Francisco Community Land Trust
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	California
Date Company Was Formed (from the Company's Certificate of Incorporation)	June 09, 2003
Kind of Entity (Check One)	A nonprofit public benefit corporation
Street Address	44 Page Street, Suite 104, San Francisco, CA 9410
Website Address	www.sfclt.org

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer or director of the company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your company is a limited liability company, include any individual who is a manager.
- If your company is a general partnership, include any individual who is a general partner.
- Include information as of the end of the fiscal year.

Person #1

Name	Saki Bailey	
All positions with the Company and How Long for Each Position	Position: Executive Director	2 years
Business Experience During Last Three Years (Brief Description)	Researcher, University of Gothenburg Sweden, Program Manager, Bay Area Community Land Trust Consultant, Bay Area Community Land Trust	
Principal Occupation During Last Three Years	Executive Director	
Has this Person Been Employed by Anyone Else During the Last Three Years?	______ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: N/A	Business: N/a

Person #2

Name	Keith Hennessy	
All positions with the Company and How Long for Each Position	Position: Board Member	2 years
Business Experience During Last Three Years (Brief Description)	Artistic Director Circo Zero	
Principal Occupation During Last Three Years	Choreographer, Teacher, Performer	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes ______ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: 1. Hollins University, VA; 2. Impulstanz, Vienna; 3. University of Hawaii; 4. Earthdance, MA; 5. University for the Arts, Amsterdam 6. L'Artère/La Maison pour la Danse, Québec; 7. ALTERNA, Oslo	Business: 1. Education, dance 2. Dance, training 3. Education, dance 4. Dance training 5. Arts education 6. Dance education 7. Dance production

Person #3

Name	Francesca Manning	
All positions with the Company and How Long for Each Position	Position: Treasurer	4 months
Business Experience During Last Three Years (Brief Description)	Subsitute teacher for San Francisco Unified School District; Graduate Fellow at Center for Place, Culture, and Politics at the City University of New York. In Home Supportive Services- Home care for disabled individual. Teacher in Special Education at San Francisco Unified School District	
Principal Occupation During Last Three Years	Student	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes ______ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Self	Business: Web Developer

Person #4

Name	Monica Refuerzo	
All positions with the Company and How Long for Each Position	Position: Secretary	1 year
Business Experience During Last Three Years (Brief Description)	Musician/Artist/Theater professional and teacher	
Principal Occupation During Last Three Years	Artist/Teacher	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Berkeley Repertory Theatre, Emory Office of Spiritual and Religious Life, and Bristol Tennessee City Schools!	

Person #5

Name	Antje Steinmuller	
All positions with the Company and How Long for Each Position	Position: Board Member	How Long? 8 months
Business Experience During Last Three Years (Brief Description)	Professor of Architecture	
Principal Occupation During Last Three Years	Professor	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: N/A	Business:

Person #6

Name	Marquis Mazique	
All positions with the Company and How Long for Each Position	Position: Lessee Members Representative	2 years
Business Experience During Last Three Years (Brief Description)	Facilities Coordinator	
Principal Occupation During Last Three Years	Ban Cal Property Management	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes ______ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: John Stewart	Business: Property Management

Person #7

Name	Vinita Goyal	
All positions with the Company and How Long for Each Position	Position: Executive Director of SF Transit Riders	1 year
Business Experience During Last Three Years (Brief Description)	Non-profit	
Principal Occupation During Last Three Years	Non-profit	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes ______ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Silicon Valley Foundation	Business Philanthropy:

Person #8

Name	Shelah Moody	
All positions with the Company and How Long for Each Position	Position: Lessee Members Representative	2 years
Business Experience During Last Three Years (Brief Description)	Journalist/City Clerk	
Principal Occupation During Last Three Years	Freelance journalist and City Clerk	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes ______ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Assistant to Delfeayo Marsalis (New Orleans, Louisiana)	Business: Administrative Assistant/Project Manager

Person #9

Name	Hans How	
All positions with the Company and How Long for Each Position	Position: General Members Representative	2 years
Business Experience During Last Three Years (Brief Description)	Impact Investing	
Principal Occupation During Last Three Years	New Island Capital	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes ______ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Pgin Real Estate Equity Residential	Business: Housing Investment Development

Person #10

Name	Hope Williams	
All positions with the Company and How Long for Each Position	Position: President	How Long? 1 year
Business Experience During Last Three Years (Brief Description)	Political campaign and law apprenticeship	
Principal Occupation During Last Three Years	Sustainable Economies Law Center	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes ______ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Self-employed	Business: Campaign Consultant

Person #11

Name	Kyle Smealie	
All positions with the Company and How Long for Each Position	Position: Board Member	How Long? 6 months
Business Experience During Last Three Years (Brief Description)	Legislative Aide for Dean Preston, District 5, San Francisco	
Principal Occupation During Last Three Years	Legislative Aide	
Has this Person Been Employed by Anyone Else During the Last Three Years?	______ Yes ___X_ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:

Person #12

Name	Dalia Rubiano Yedidia	
All positions with the Company and How Long for Each Position	Position: Public Representative	2 years
Business Experience During Last Three Years (Brief Description)	Non-profit work	
Principal Occupation During Last Three Years	Chan Zuckerberg Initiative	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes ______ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: UC Berkeley	Business: Researcher

Person #13

Name	Shanti Singh	
All positions with the Company and How Long for Each Position	Position: Vice President	6 months
Business Experience During Last Three Years (Brief Description)	Public Policy & Electoral Campaigns	
Principal Occupation During Last Three Years	Tenants Together	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes ______ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Bernie Sanders 2020, Shahid Buttar for Congress 2020, San Francisco Board of Supervisors	Business: Public Policy & Electoral Campaigns

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the company.

- This should be based on ownership at the end of last fiscal year.
- If your company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	None

§227.201(d) – The Company's Business and Business Plan

About the Project

San Francisco Community Land Trust (SFCLT or Company) purchased 285 Turk Street in January of 2022. The building is located in the heart of the bustling Tenderloin neighborhood at the intersection of Turk and Leavenworth and SFCLT is working to stabilize the 40 units of housing in the building, and keep them affordable in perpetuity.[1] [2] [3] [4]

The building is a 7-story, 28,000 + s.f. mixed use building, with 40 residential units and 2 commercial units on the ground floor. With a total acquisition cost of $9,486,722 and some planned renovations, the total project cost to date is $10,162,918.

Over the period of five years, SFCLT will work with residents to form a Limited Equity Housing Cooperative (LEHC) at 285 Turk Street. An LEHC is a member-managed non-profit corporation that will own 285 Turk Street. Members of the co-op will own shares in the building which will entitle them to live in the unit, transfer it with a modest appreciation (capped to 3-4% max per annum), and to pass these entitlements on as an inheritable right to their partner, children, or other descendants. In sum, LEHCs offer a form of homeownership which is tied to a reasonable rate of return for its owner without allowing the unit to

[1] https://www.sfclt.org/lnews-1/sfclt-purchases-285-turk-for-ambitious-plan-to-convert-into-bipoc-lehc-homeownership

[2] https://www.google.com/maps/place/285+Turk+St,+San+Francisco,+CA+94102/@37.7828693,-122.4137562,3a,75y,195.38h,90t/data=!3m6!1e1!3m4!1s0Fa1A-Q0ON6d5_63STyRTQ!2e0!7i16384!8i8192!4m5!3m4!1s0x8085809abb700547:0x1510ed7af2c6337a!8m2!3d37.7827317!4d-122.4138091

[3] https://www.sfclt.org/

[4] https://www.hiusa.org/blog/travel-guides/history-of-san-franciscos-tenderloin-neighborhood

float on the speculative market, allowing SFCLT to keep it permanently affordable for the next generation of homeowners.

SFCLT will also provide financial tools and education to the residents and members of the co-op to help them save the equity required to own shares in the co-op.

SFCLT will also look for an owner to contribute equity for the commercial space on the ground floor. SFCLT is considering becoming that owner themselves.

Progress toward the financial stabilization of the building has been made. The building is now at 90% occupancy.

The building is currently home to 30 households, predominantly Black, Indigenous and People of Color (BIPOC) – 95% of residents. [5] [6] Because the building is not under rent control, tenants are vulnerable to exploitation and displacement if the building were to be purchased by a speculator. Creating a LEHC will enable the residents to self-manage the building, own shares in the unit (which provides the residents entitlements mentioned above) and maintain control of rents.[7]

The building contains 11 one-bedroom and 29 studio units. 17 of the units have been renovated in the last 5 years. Two commercial units are used by a local non-profit service provider and a neighborhood serving hardware store, serving residents and community members.

A Community Land Trust is a membership-based, nonprofit organization whose mission is to create permanently affordable, resident-owned housing for low- and moderate-income people. Resident ownership of multi-family properties through the Community Land Trust model is one means of stabilizing affordable housing, in perpetuity, for low-income and working-class residents.

This is an opportunity to bring a large building off the speculative market and into community ownership through the San Francisco Community Land Trust.

About the Plan

There are 40 residential apartments in the building, with 11 one-bedroom and 29 studio units. 17 of the units have been renovated in the last 5 years. Vacant units not renovated at the time of purchase were in reasonable condition.

As of February 2023, there are only four units vacant in the building.

For a detailed rent modeling and lease up plan, See Exhibit B.

SFCLT's team is supporting the rehabilitation, asset management, and resident coordination. The team includes employees of SFCLT, accounting, construction management and property management support.

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[5] https://285turkstreet.com/

[6] https://www.cbsnews.com/news/bipoc-meaning-where-does-it-come-from-2020-04-02/

[7] https://localhousingsolutions.org/housing-policy-library/limited-equity-cooperatives/

To date, the following has been accomplished:

01 2022	Building purchased
02 2022 - 04 2023	Financial Stabilization of the Building and 90% lease up

Work continues on the following timeline:

04 2023	95% average occupancy.
04 2023	Begin resident training for Coop conversion/Assess coop equity needs. (Ongoing through April 2024
05 2026	Coop conversion to a Limited Equity Housing Cooperative

Project history

In 2016, San Francisco Community Land Trust was contacted by a tenant organizer who was working with tenants at 285 Turk Street. The building owner had imposed rent increases on tenants of between 10% to 70%. The tenants expressed a desire to form a housing co-operative similar to the SFCLT's building at 53 Columbus. In the years between 2016 to 2020, SFCLT kept in touch with the tenants through their struggles with excessive rent increases, and occasionally met with them. In June 2020 volunteers from the Filipino Community Development Corporation started working with the tenants and contacted SFCLT about forming a housing co-operative and purchasing the building.[8]

In 1985 the City allowed 285 Turk Street to be taken out of the Rent Stabilization Ordinance because the owner at the time invested in rehabilitation of the building.[9] This loophole in the Rent Stabilization Ordinance was subsequently closed, however the building remained out of rent control. Tenants in the building were doubly vulnerable to displacement through high rent increases and because they lacked the security of rent control. In the last three years of prior ownership, tenants were subjected to 10% annual rent increases and many long-term tenants had become rent burdened.

About San Francisco Community Land Trust

The San Francisco Community Land Trust (SFCLT) is a membership-based organization whose mission is to create permanently affordable, resident-controlled housing for low- to moderate-income people in San Francisco through the community ownership of the land.

SFCLT is governed by a board of 12 directors who represent the membership (4 seats), the community at large (4 seats) and residents of SFCLT buildings (4 seats). As of July 2021, all 12 seats are occupied. The Executive Management Committee of SFCLT is as follows:

Board President: Hope Williams

[8] http://www.filipinocdc.org/
[9] https://sfrb.org/rent-ordinance

Vice President:	Shanti Singh
Treasurer:	Francesca Manning
Secretary:	Monica Refuerzo

San Francisco Community Land Trust (SFCLT) was established in 2003. It now owns and operates 12 residential buildings, a total of 101 units with a resident population of more than 200, 71% are BIPOC, 22% are seniors and 16% are children, 16 years or younger.[10]

About the Team

Saki Bailey, the Executive Director of San Francisco Community Land Trust (SFCLT), has a decade of experience in nonprofit management and program development roles; a decade of experience in facilitation, teaching and training roles both in the academic and non-profit sectors with a focus on the legal regulation around Community Land Trusts, Co-op formation, and incorporation.[11] Saki is a published author on property law, community land trusts, and the commons with three books and multiple articles published by both academic and non-academics publishers and journals translated into multiple languages.[12] Saki is an educator and trainer on community land trusts, coops, and other shared equity ownership models based on her six plus years of research on the topic and serves currently on the board of the California Community Land Trust Network and its policy committee in advancing legislation for Community Land Trusts and Limited Equity Housing Cooperatives.[13]

Kristen Nation, Director of Stewardship, Asset Management is a Bay Area native who graduated from UC Santa Cruz with a major in Feminist Studies in 2011. She went on to organize for the Proposition 34 Campaign to abolish the death penalty in California. During that time, she also worked as a Research Assistant, analyzing race and gender correlations in case studies, for an Anthropology professor at UC Santa Barbara. Kristen also taught English in Cambodia and Thailand. Upon her return to California, she worked as an Event Coordinating Assistant at the Stanford Institute for Economic Policy Research. She pivoted into the non-profit sector working as a case manager for Conard House, a supportive housing non-profit located in the Tenderloin. Kristen has received her Asset Management Specialist Certification from the Consortium of Housing and Asset Management. Kristen joined the SFCLT in 2021.

Junli Dai is the Marketing & Lease Up Manager and contributes to three areas of work: providing co op education to residents, transitioning to LEHC, filling vacancies/lease-up, and office management. In 2001, Junli graduated with a bachelor's degree in China, majoring in Economic and International Trade. She is bilingual in Mandarin and English. Junli as a first-generation immigrant is passionate about assisting low-income people of color to gain access to homeownership opportunities.

Emily Silagon, a Bay Area transplant of 12 years, is a licensed architect by schooling (and seven exams), a construction project manager by profession, and a strategist by nature. Since 7 years old she has wanted

[10] https://www.sfclt.org/our-approach1#our-buildings
[11] https://www.sfclt.org/about-top#staff
[12] https://www.shareable.net/author/saki-bailey/
[13] https://www.cacltnetwork.org/

to pursue design and construction, and has been passionately learning and growing in that direction ever since. Emily graduated from California College of the Arts in San Francisco, and worked for several years in an architectural firm prior to transitioning into the construction management realm. As both an architect and construction manager she has sought work with a social impact, and brings that empathy and enthusiasm to SFCLT, along with her unique design and construction knowledge. Emily also brings two years of experience in establishing operational standards and building infrastructure for the construction management department at Mosser Companies, where her focus was preparing the company platform for sustainable growth. This balance of industry knowledge and operational prowess will be leveraged to elevate the Construction Management department within SFCLT.

Leiasa Beckham brings over 15 years of real estate experience to Common Ground Urban Development. She specializes in grassroots development projects that serve the affordable housing, social enterprise, and nonprofit sectors. Prior to joining Common Ground Development as Principal, she worked as Senior Real Estate Consultant at NCCLF.

Richard Hurlburt has been a broker since 2005, Richard has handled dozens of real estate transactions in San Francisco and the Bay Area, both commercial and residential. He represents non-profit housing providers, converting existing apartment buildings to affordable housing or acquiring new sites for development. He is thoroughly versed in San Francisco's Community Opportunity to Purchase Act ("COPA").

Steve Suzuki has been with AND since 1982 beginning as a project manager, then Project Architect and eventually the Principal Architect. Between the years of 2008-2013 he served as the Executive Director of AND. A graduate of U.C. Berkeley's Department of Architecture, he has over 30 years of professional experience on a variety of projects including low-income housing renovation, new construction, community facilities design, and supportive housing projects.

About the Market

San Francisco has one of the hottest, if not the hottest, real estate markets in the United States with the average price of a home going for $1.5 million. As a result, homeownership in the City is completely out of reach for the majority of its inhabitants, and especially for communities of color who have been historically denied access to wealth and wealth creation due to discriminatory lending practices, redlining, and structural racism.[14]

The Tenderloin district holds a lot of opportunity for communities of color because it is one of the few neighborhoods in San Francisco where units are less expensive than in the rest of the city. This is in part due to the Tenderloin's "colorful" characteristics, which include: high rates of homelessness, illicit drugs, crime, and prostitution.[15] Simultaneously, however, the Tenderloin has many positive cultural and

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[14] https://www.sfclt.org/our-approach1#anti-displacement, https://abc7news.com/bay-area-black-homeownership-latino-homeowners-housing-racial-disparities-minority-home-loan-approval-rates/10890367/, https://newrepublic.com/article/154028/racist-origins-san-franciscos-housing-crisis

[15] https://285turkstreet.com/why-is-the-tenderloin-called-the-tenderloin/

educational features: it is home to the theater district; to the Civic Center and many government buildings; houses UC Hastings College of the Law; and is part of the Vietnamese cultural district. [16] [17] It is also one of the most diverse parts of the city with its residents being primarily of Vietnamese, Filipino, African American, and Hispanic descent. It is also home to several very important San Francisco non-profits which provide critical services to many of the Tenderloin's residents including the Tenderloin Housing Clinic (on the ground floor of SFCLT's 308 Turk Property); the famous Glide Memorial Church; Larkin Street Services; the Ray and Joan Kroc Community Center; and the Tenderloin Community Benefit District.[18] [19] [20] [21] [22]

About the Finances

Currently we expect total acquisition and development costs of approximately $10,162,918 to be financed through several loans and equity sources. A first position permanent loan from Self Help Credit Union of $5.4m at 4.16% interest amortized over 30 years is in place. A second position loan of $3.0m provided by LISC is also in place with similar terms.[23] The first 12 months of each loan is interest-only payments to allow the building to be fully leased and rent stabilized before principal payments begin. In addition, SFCLT has made an equity contribution of $1,374,432.

Permanent Sources	**Planned Amount**	**Actual Amount**	**Terms**
Permanent Mortgage - Self-Help Credit Union	$5,400,000	$5,400,000	9-year term - 30 yr amortization @ 4.6%
Second position loan - LISC	$3,000,000	$3,000,000	9-year term – 30 yr amortization @4.06%
SFCLT equity	$1,374,432	$1,613,518	Equity
Small Change investors	$600,000	$149,400	2% debt for post-purchase funding.
Total	**$10,374,432**	**$10,162,918**	

Uses	**Planned Amount**	**Actual Amount**	**Per Unit**
Acquisition	$9,486,722	$9,275,000	$237,168
Hard Costs	$238,050	$238,959	$5,951

16 https://www.travelandleisure.com/travel-guide/theater-district-tenderloin-civic-center/things-to-do
17 https://www.uchastings.edu/
18 https://www.thclinic.org/about/mission.php
19 https://www.glide.org/
20 https://larkinstreetyouth.org/
21 http://www.kroccenterchicago.com/
22 https://tlcbd.org/
23 https://www.lisc.org/

Soft Costs	$107,910	$107,910	$2,698
Reserves	$189,610	$189,610	$4,740
Developer Costs	$85,701	$85,000	$2,143
Organizational Costs – education, support	$200,000	$200,000	$5,000
Resident coordinator	$66,439	$66,439	$1,661
Total	**$10,374,432**	**$10,162,918**	**$259,361**

Key financing assumptions that remain true include:

- Interest only period of 12 months to stabilize the building finances.
- A vacancy rate of 15% in the calculation of the effective gross income. However, based on the lease up plan the goal is to achieve 5% vacancy rate by year 3.
- A rent roll modeled conservatively assuming market rents have stabilized as of April 2021 and vacant units will be offered at 80% AMI.
- Price at offer acceptance of $9.275 million.
- Total equity contribution raised to date of $1,700,000
- Hard cost construction funding, soft costs contingency, resident support and developer fee deferred to post-acquisition.

Key financing assumptions that have been adjusted included:

- Potential need to increase the interest only period of 12 months to 24 months due to rental arrears.

See our current 10-year operating pro-forma for the project, Exhibit A.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on employees at the end of the fiscal year, not those you intend to hire.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don’t include people who are 1099 independent contractors.

The Company currently has 5 employees.

§227.201(f) – Risks of Investing

Company Instructions

Include the required statements along with the Risk Disclosure submitted with Form C. You can omit risks that are no longer relevant and should add any new risks.

Required Statements:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

§227.201(m) – Terms of the Securities

Company Instructions

This section should be the same as (m) Terms of Securities in Form C unless something has changed.

Overview

The Company offered Notes to investors. The Notes themselves are very short and simple. Most of the terms of the Notes, including the interest rate and repayment schedule, are set forth in a separate document called the Note Indenture. Copies of the form of Note the Company that were issued to Investors along with the Note Indenture, are attached as Exhibit E: Form of Promissory Note and Exhibit F: Note Indenture.

SFLCT formed a new Company, 285 Turk Community Holdings LLC to acquire the property at 285 Turk Street. However, the Notes were issued by SFCLT. By buying a Note, you lent money to SFCLT. As a creditor of SFCLT you have the right to be repaid even if the 285 Turk Street project fails.

Security

Your Note is not secured by any assets of SFCLT, the way a home mortgage is secured by the home. That means that in a default you are not able to foreclose on any property. Instead, you are a general unsecured creditor of SFCLT.

Your Right to Payments under the Note

Your Note bears interest at 2% per year, compounded annually. The Company will pay interest annually, no later than January 15th for the previous year. The principal amount of the Note is due on October 16, 2030.

Obligation to Contribute Capital

You have no obligation to contribute more money to the Company, and you are not personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a payment you receive from the Company.

No Voting Rights

You do not have the right to vote or otherwise participate in the management of the Company. Instead, the Board of Directors has control of all aspects of the Company's business.

No Right to Transfer

The Notes are illiquid (meaning you might not be able to sell them) for four reasons:

- The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company has the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly traded stock.
- For a period of one year after purchase, you aren't allowed to transfer your Notes except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.
- As a result, you should plan to hold your Note until maturity.

Modification of Terms of Notes

The terms of the Note Indenture, and thus the terms of each Note, may be modified or amended with the consent of Investors owning more than 50% of the Notes, measured by the total principal amount outstanding under each Note.

Other Classes of Securities

SFLCT currently has no other class of securities.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The Person Who Controls the Company

SFCLT is a 501(c)(3) tax exempt corporation managed by its Board of Directors (referred to as Organizational Director in its bylaws) and staff. The ED/OD is supervised by and reports to the SFCLT Board of Directors. Therefore, the Board of Directors effectively control the Company.

How the Board of Directors Exercise of Rights Could Affect You

The Board of Directors has full control over the Company and the actions of the Board of Directors could affect you in a number of different ways, including these:

- Many or most decisions the Board of Directors makes will affect the financial condition of SFCLT and thus the likelihood that your Note will be repaid in accordance with its terms. These could include decisions about setting rents, dealing with delinquent tenants, borrowing money, acquiring additional projects, disposing of projects, paying compensation, and many others.
- The Board of Directors could do a bad job operating the business.
- The Board of Directors could issue additional promissory notes or other securities that have rights superior to the rights associated with the Notes.
- The Board of Directors could seek the consent of a majority of investors (measured by principal amount outstanding) to change the terms of the Notes. These changes could include reducing the interest rate and/or deferring payment.

How the Securities are Being Valued

Currently, the Notes are being valued at their face amount, e.g., a $500 Note is being valued at $500.

The Board of Directors doesn't expect there to be any reason to place a different value on the Notes in the future. If we had to place a value on the Notes, it would be based on our ability to repay the Notes in accordance with their terms.

§227.201(p) – Indebtedness of the Company

Please review Exhibit D: 2022 Financial Statements which included a complete list of loans held by the Company, along with balances due.

EXPLANATION: The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole at the end of the fiscal year. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years, as of the last day of your most recent fiscal year.

- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)

There have been no other offerings of securities within the last three years.

227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

- The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
- Include only transactions that occurred since the beginning of your most recent fiscal year and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you raised in the Regulation Crowdfunding offering. For example, if you raised $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
    - Anyone listed in your answer to question 227.201(b); or
    - Anyone listed in your answer to question 227.201(c); or
    - If the Company was organized within the last three years, any promotor you've used; or
    - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
    - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
None				

227.201(s) – The Company's Financial Condition

Liquidity

San Francisco Community Land Trust (the "Company"), a California nonprofit public benefit corporation, was formed on Jun 09, 2003, to acquire properties where low- and moderate-income tenants are threatened with displacement (through eviction, buy-outs, and other market-driven real estate tactics). SFCLT manages the rehabilitation of properties as necessary.

The proceeds of this Offering are being used for post-acquisition costs inclusive of rehabilitation costs, as well as, the cost of a resident coordinator who will organize tenants and provide co-op education to move towards eventual co-op conversion, as described in our business plan, as soon as the Offering closes. We have also borrowed money to finance a portion of the costs.

Capital Resources

The following twelve affordable housing properties owned by the Company are collectively named "the Properties":

- 53 Columbus
- 966 Oak Street
- 534 Natoma
- 568 Natoma
- 23rd Street
- 115 Duboce
- 1353 Folsom
- 70 Belcher
- 1684 Grove
- 308 Turk
- 2840 Folsom
- 4042 Fulton
- 285 Turk

The core activities of SFCLT are not directly related to any of the twelve properties.

The acquisition and rehabilitation of the Properties are financed with loans from the City and County of San Francisco through the Mayor's Office of Housing (SF-MOH), as well as various other community lenders, financial institutions, and income from operations.

The operations of the Properties are subject to various covenants by loan and regulatory agreements, such covenants include, but are not limited to rent amounts charged to tenants, income levels of tenants, and reserve requirements. Covenants impose restrictions on the activities of SFCLT for up to 99 years.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in the Form C.

227.201(x) – Our Compliance with Reporting Obligations

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never failed to file the reports required by Regulation Crowdfunding.

EXHIBIT A: OPERATING PROFORMA

Anticipated first year's operating budget:

Income	**Amount**	**Notes**
Tenant Income	$723,757	Assumes 40 occupied units
Commercial Income	$97,744	Current leases – 2 occupied units
Other Income	$13,374	Laundry – current owner
Vacancy	($108,564)	15% rate Year one, 5% in Y2+
Effective Income	$726,311	
Expenses	Amount	Notes
Property Management/Asset Management	$59,212	
Salaries/Benefits	$18,000	
Administration	$14,330	
Utilities	$74,425	
Taxes and Licenses	$8,895	
Insurance	$25,528	
Maintenance & Repairs	$100,356	
Total Operating Expenses Operating Expenses (incl Reserves)	$300,746 $320,746	
Net Operating Income (NOI)	$405,556	
Debt service 1&2	$370,200	First and Second position lenders
DSCR	1.18	
Subordinate Debt	$30,839	
Cash Surplus	$31,390	

Property: 285 Turk Community Holding

		Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Units:	40										
Start date:	annual increase	**2022**	**2023**	**2024**	**2025**	**2026**	**2027**	**2028**	**2029**	**2030**	**2031**
INCOME											
Residential - Tenant Rents (GPR)	2.5%	$723,757	$ 741,851	$ 760,397	$ 779,407	$ 798,892	$ 818,865	$ 839,336	$ 860,320	$ 881,828	$ 903,873
Residential - vacancy loss	5.0%	$ (108,564)	$ (37,093)	$ (38,020)	$ (38,970)	$ (39,945)	$ (40,943)	$ (41,967)	$ (43,016)	$ (44,091)	$ (45,194)
Laundry	2.5%	$ 13,374	$ 13,708	$ 14,051	$ 14,402	$ 14,762	$ 15,131	$ 15,510	$ 15,897	$ 16,295	$ 16,702
Commercial space - rent	2.5%	$ 97,744	$ 115,681	$ 118,573	$ 121,537	$ 124,576	$ 127,690	$ 130,882	$ 134,154	$ 137,508	$ 140,946
Commercial space - vacancy loss	10.0%				$ (12,154)	$ (12,458)	$ (12,769)	$ (13,088)	$ (13,415)	$ (13,751)	$ (14,095)
total		**$ 726,311**	**$ 834,148**	**$ 855,001**	**$ 864,223**	**$ 885,828**	**$ 907,974**	**$ 930,673**	**$ 953,940**	**$ 977,789**	**$ 1,002,233**
OPERATING EXPENSES											
Management											
Prop Mgt Fee	1.5%	$ 38,800	$ 38,880	$ 39,463	$ 40,055	$ 40,656	$ 41,266	$ 41,885	$ 42,513	$ 43,151	$ 43,798
Asset Mgt Fee	1.5%	$ 20,412	$ 38,880	$ 39,463	$ 40,055	$ 40,656	$ 41,266	$ 41,885	$ 42,513	$ 43,151	$ 43,798
total		**$ 59,212**	**$ 77,760**	**$ 78,926**	**$ 80,110**	**$ 81,312**	**$ 82,532**	**$ 83,770**	**$ 85,026**	**$ 86,302**	**$ 87,596**
Salaries/Benefits											
Building Manager	2.0%	$ 18,000	$ 18,360	$ 18,727	$ 19,102	$ 19,484	$ 19,873	$ 20,271	$ 20,676	$ 21,090	$ 21,512
Administrative Rent-free unit	1.8%		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Other benefits											
total		**$ 18,000**	**$ 18,360**	**$ 18,727**	**$ 19,102**	**$ 19,484**	**$ 19,873**	**$ 20,271**	**$ 20,676**	**$ 21,090**	**$ 21,512**
Administration											
Office expenses	1.0%	$ 3,186	$ 3,218	$ 3,250	$ 3,283	$ 3,315	$ 3,349	$ 3,382	$ 3,416	$ 3,450	$ 3,484
Legal expenses property	1.0%	$ 2,000	$ 2,020	$ 2,040	$ 2,061	$ 2,081	$ 2,102	$ 2,123	$ 2,144	$ 2,166	$ 2,187
Audit											
Bookkeeping/Accounting	1.0%	$ 9,144	$ 9,235	$ 9,328	$ 9,421	$ 9,515	$ 9,610	$ 9,707	$ 9,804	$ 9,902	$ 10,001
		$ 14,330	**$ 14,473**	**$ 14,618**	**$ 14,764**	**$ 14,912**	**$ 15,061**	**$ 15,212**	**$ 15,364**	**$ 15,517**	**$ 15,673**
Utilities											
Electricity	2.0%	$ 6,432	$ 6,561	$ 6,692	$ 6,826	$ 6,962	$ 7,101	$ 7,243	$ 7,388	$ 7,536	$ 7,687
Gas	2.5%	$ 19,298	$ 19,780	$ 20,275	$ 20,782	$ 21,301	$ 21,834	$ 22,380	$ 22,939	$ 23,513	$ 24,101
Water	2.5%	$ 21,841	$ 22,387	$ 22,947	$ 23,520	$ 24,108	$ 24,711	$ 25,329	$ 25,962	$ 26,611	$ 27,276
Sewer	2.0%	$ 26,854	$ 27,391	$ 27,939	$ 28,498	$ 29,068	$ 29,649	$ 30,242	$ 30,847	$ 31,464	$ 32,093
		$ 74,425	**$ 76,119**	**$ 77,852**	**$ 79,626**	**$ 81,440**	**$ 83,295**	**$ 85,194**	**$ 87,136**	**$ 89,124**	**$ 91,157**
Taxes and Licenses											
Property taxes	1.9%	$ *6,845*	$ 6,975	$ 7,108	$ 7,243	$ 7,380	$ 7,520	$ 7,663	$ 7,809	$ 7,957	$ 8,109
Payroll taxes	1.0%	$ 1,600	$ 1,616	$ 1,632	$ 1,648	$ 1,665	$ 1,682	$ 1,698	$ 1,715	$ 1,733	$ 1,750
Misc taxes, licenses and permits	1.0%	$ 450	$ 455	$ 459	$ 464	$ 468	$ 473	$ 478	$ 482	$ 487	$ 492
		$ 8,895	**$ 9,046**	**$ 9,199**	**$ 9,355**	**$ 9,513**	**$ 9,675**	**$ 9,839**	**$ 10,007**	**$ 10,177**	**$ 10,351**
Insurance											
Property and Liability	1.5%	$ 25,228	$ 25,606	$ 25,991	$ 26,380	$ 26,776	$ 27,178	$ 27,585	$ 27,999	$ 28,419	$ 28,845
Workers Comp	1.0%	$ 300	$ 303	$ 306	$ 309	$ 312	$ 315	$ 318	$ 322	$ 325	$ 328
		$ 25,528	**$ 25,909**	**$ 26,297**	**$ 26,689**	**$ 27,088**	**$ 27,493**	**$ 27,904**	**$ 28,321**	**$ 28,744**	**$ 29,174**
Maintenance and Repair											
Payroll	1.5%	$ 16,639	$ 16,889	$ 17,142	$ 17,399	$ 17,660	$ 17,925	$ 18,194	$ 18,467	$ 18,744	$ 19,025
Supplies	2.0%	$ -	$ -								
Contracts	2.0%	$ 33,733	$ 34,408	$ 35,096	$ 35,798	$ 36,514	$ 37,244	$ 37,989	$ 38,749	$ 39,524	$ 40,314
Garbage/Trash Removal	2.0%	$ 20,885	$ 21,303	$ 21,729	$ 22,163	$ 22,607	$ 23,059	$ 23,520	$ 23,990	$ 24,470	$ 24,959
Security	1.5%	$ 18,000	$ 18,270	$ 18,544	$ 18,822	$ 19,105	$ 19,391	$ 19,682	$ 19,977	$ 20,277	$ 20,581
Pest Control	1.5%	$ 3,600	$ 3,654	$ 3,709	$ 3,764	$ 3,821	$ 3,878	$ 3,936	$ 3,995	$ 4,055	$ 4,116
Elevator	2.0%	$ 7,499	$ 7,649	$ 7,802	$ 7,958	$ 8,117	$ 8,280	$ 8,445	$ 8,614	$ 8,786	$ 8,962
		$ 100,356	**$ 102,172**	**$ 104,021**	**$ 105,905**	**$ 107,823**	**$ 109,776**	**$ 111,766**	**$ 113,792**	**$ 115,856**	**$ 117,958**
TOTAL OPERATING EXPENSES		$ 300,746	$ 323,839	$ 329,641	$ 335,551	$ 341,572	$ 347,706	$ 353,955	$ 360,322	$ 366,809	$ 373,419
Reserves											
Replacement Reserve Deposit		$ 20,000	$ 20,000	$ 20,000	$ 20,000	$ 20,000	$ 20,000	$ 20,000	$ 20,000	$ 20,000	$ 20,000
Accumulated Replacement Reserve		$ 20,000	$ 40,000	$ 60,000	$ 80,000	$ 100,000	$ 120,000	$ 140,000	$ 160,000	$ 180,000	$ 200,000
TOTAL OPERATING EXPENSES (with Reserves)		**$ 320,746**	**$ 343,839**	**$ 349,641**	**$ 355,551**	**$ 361,572**	**$ 367,706**	**$ 373,955**	**$ 380,322**	**$ 386,809**	**$ 393,419**
NET OPERATING INCOME		**$ 405,566**	**$ 490,308**	**$ 505,361**	**$ 508,672**	**$ 524,257**	**$ 540,268**	**$ 556,718**	**$ 573,618**	**$ 590,979**	**$ 608,815**
DEBT SERVICE											
1st Hard Debt - Self Help CU		$ 221,400	$ 316,128	$ 316,128	$ 316,128	$ 316,128	$ 316,128	$ 316,128	$ 316,128	$ 316,128	$ 316,128
2nd Hard Debt - LISC		$ 121,936	$ 171,864	$ 171,864	$ 171,864	$ 171,864	$ 171,864	$ 171,864	$ 171,864	$ 171,864	$ 171,864
total		**$ 343,336**	**$ 487,992**	**$ 487,992**	**$ 487,992**	**$ 487,992**	**$ 487,992**	**$ 487,992**	**$ 487,992**	**$ 487,992**	**$ 487,992**
DSCR - Debt Service Coverage Ratio		1.18	1.00	1.04	1.04	1.07	1.11	1.14	1.18	1.21	1.25
Small Change Notes	2%	$ 2,839	$ 2,839	$ 2,839	$ 2,839	$ 2,839	$ 2,839	$ 2,839	$ 2,839	$ 2,839	$ 2,839
Gap Promissory Notes	4%	$ 28,000	$ 24,000	$ 20,000	$ 16,000	$ 12,000	$ -	$ -	$ -	$ -	$ -
total		**$ 30,839**	**$ 26,839**	**$ 22,839**	**$ 18,839**	**$ 14,839**	**$ 2,839**	**$ 2,839**	**$ 2,839**	**$ 2,839**	**$ 2,839**
CASH SURPLUS		**$ 31,390**	**$ (24,522)**	**$ (5,470)**	**$ 1,841**	**$ 21,426**	**$ 49,437**	**$ 65,887**	**$ 82,787**	**$ 100,149**	**$ 117,984**
Accumulated cash		***$ 31,390***	***$ 6,868***	***$ 1,399***	***$ 3,240***	***$ 24,666***	***$ 74,103***	***$ 139,991***	***$ 222,778***	***$ 322,926***	***$ 440,910***

Unit	Tenants	Monthly rent	Proposed Rent
201	BRIAN FISHER	$1438.93	
202	BENEDICTO LOPEZ MEJIA, Francisca Juarez	$1945.00	
203	ERNESTO CRUZ, TERESITA S CRUZ	$1149.00	
204	VACANT		$1595.00
205	JOSE DANIEL GOMEZ-GONOGORA, Alejandro Castillo Tuyub	$1819.00	
206	DENNY ABUBAKAR	$1217.10	
207	ANDRES ORTEGA, MIRIAM MORA	$1720.00	
208	SARABJEET KAUR	$1166.00	
301	Sara Mis Canul, Victor Contreras	$1945.00	
302	BREANNA FULBRIGHT	$1945.00	
303	VACANT	$1795.00	$1795.00
304	IRMA MENDOZA, NORMA MONTES	$1945.00	
305	MARGARITA CANUL AND SANTOS PABLO	$1695.00	
306	MARIA ANDRADE	$1819.00	
307	LANAA MARIE HOLMES	$1995.00	
308	ASHOK THAPA	$1166.00	
401	DOLORES KONDO, MARK KONDO, JEFFRY KONDO	$1149.00	
402	RAIANA CLARY, SARIYAH CLARY	$1945.00	
403	Jeffrey Filauri, Esther Barreda	$1201.00	
404	R. Shelah Moody	$1500.00	
405	TIMOTHY HICKS	$1395.00	
406	DANIEL BECERRA	$1945.00	
407	COURTNEY CLEMONS	$1945.00	
408	Carolyn Overton	$1815.00	
501	MAURO TUMBOCON, MICHAEL BEAUCHAMP	$1166.00	
502	VACANT BUT IN PROCESS FOR LEASE UP		
503	Santos Cauich, Yulisa Mis	$1819.00	
504	JOSE INFANTE	$1200.00	
505	TORRENCE WILLIAMS	$1395.00	
506	VACANT	$1395.00	
507	ROGERIO DE LIMA	$1205.82	
508	DAYANA CARRANZA	$1695.00	
601	VACANT BUT IN PROCESS FOR LEASE UP		$1995.00
602	EDWIN GUINTU	$500.OO	$1400.00
603	CORAL DOUVILLE	$600.00	
604	Gerardo Flores	$1595.00	
605	ANEKE HERAWATI	$1181.12	
606	JAN MICHAEL GARDE	$1217.10	
607	EDWARD JUAREGUI SANSORES	$1945.00	
608	DENNIS ELIZONDO	$1149.00	
COMM156	LIANNE WONG PEERLESS GENERAL SUPPLY	$3925.33	
COMM281	Curry Senior Center, Inc.	$4347.00	
5120.3 Commercial Rent Income			
Total for 285 Turk Street		**$60,000.40**	$68,480.40

EXHIBIT B: RENT MODELLING AND LEASE UP PLAN

Rent Modeling and Lease-up Plan

- 40 residential apartments in the building,
- 11 are one-bedroom units and 29 are studios, 17 have been renovated in the last 5 years. Vacant units not renovated are in reasonable condition.
- Comps survey (31 listings of similar size units 400-500 sq ft) in April 2021 found average asking for studios is $1,662, and average for one-bedrooms is $1,942
- The building is now 90% leased up as of 02/2023.

Lease-Up Plan:

- Goal: attain 95+% occupancy within 18 months
- For vacant units SFCLT is utilizing SF Rapid Rehousing program. A 5-agency program that provides a subsidy for up to 2 years. Expected volume will be 5-7 units per month per agency. The subsidy is in the range $1500 to $2200. SFCLT is also aggressively marketing to VASH and section 8 holders.

Rent Roll:

- Vacant units priced at 80% AMI - $1753 studios and $1995 for one-bedrooms. Units in the building are priced at a premium over average – quality and subsidy program lease-up
- Rental arrears have gone down in the building however they continue to still pose a challenge as rent relief funding from the state are no longer available.
- We have re-priced 5 units which were above market and created payment plans with the residents.

Vacant units
High arrears

Current and Proposed Residential Rent Roll for the building is on the following page.

Unit	Unit Type	Tenants	Rent	Proposed Rent	2022 AMIs
201	Studio	BRIAN FISHER	$1,438.93		59.34%
202	Studio	BENEDICTO LOPEZ MEJIA, Francisca Juarez	$1,945.00		80.21%
203	Studio	ERNESTO CRUZ, TERESITA S CRUZ	$1,149.00		47.38%
204	Studio	Leased	$1,595.00		65.77%
205	1 BR	JOSE DANIEL GOMEZ-GONOGORA, Alejandro Castillo Tuyub	$1,819.00		65.64%
206	1 BR	DENNY ABUBAKAR	$1,217.10		43.92%
207	Studio	ANDRES ORTEGA, MIRIAM MORA	$1,720.00		70.93%
208	Studio	SARABJEET KAUR	$1,166.00		48.08%
301	Studio	Sara Mis Canul, Victor Contreras, Santos Pablo Yah Nic	$1,945.00		80.21%
302	1 BR	BREANNA FULBRIGHT	$1,945.00		70.19%
303	Studio	Resident Manager			
304	Studio	IRMA MENDOZA, NORMA MONTES	$1,945.00		80.21%
305	Studio	Leased	$1,695.00		69.90%
306	Studio	MARIA ANDRADE	$1,819.00		75.01%
307	Studio	LANAA MARIE HOLMES	$1,995.00		82.27%
308	Studio	ASHOK THAPA	$1,166.00		48.08%
401	Studio	DOLORES KONDO, MARK KONDO, JEFFRY KONDO	$1,149.00		47.38%
402	Studio	RAIANA CLARY, SARIYAH CLARY	$1,945.00		80.21%
403	Studio	Jeffrey Filauri, Esther Barreda	$1,201.00		49.53%
404	Studio	Vacant		$1,795.00	74.02%
405	Studio	TIMOTHY HICKS	$1,395.00		57.53%
406	1 BR	DANIEL BECERRA	$1,945.00		70.19%
407	1 BR	COURTNEY CLEMONS	$1,945.00		70.19%
408	1 BR	Carolyn Overton	$1,815.00		65.50%
501	Studio	MAURO TUMBOCON, MICHAEL BEAUCHAMP	$1,166.00		48.08%
502	Studio	Leased	$1,895.00		78.14%
503	Studio	Santos Cauich, Yulisa Mis	$1,819.00		75.01%
504	Studio	JOSE INFANTE	$1,200.00		49.48%
505	Studio	TORRENCE WILLIAMS	$1,395.00		57.53%
506	Studio	Vacant		$1,495.00	61.65%
507	Studio	ROGERIO DE LIMA	$1,205.82		49.72%
508	1 BR	DAYANA CARRANZA	$1,695.00		61.17%
601	1 BR	Leased	$1,995.00		72.00%
602	Studio	EDWIN GUINTU	$1,400.00		57.73%
603	Studio	CORAL DOUVILLE	$600.00		24.74%
604	Studio	Gerardo Flores	$1,595.00		65.77%
605	Studio	ANEKE HERAWATI	$1,181.12		48.71%
606	Studio	JAN MICHAEL GARDE	$1,217.10		50.19%
607	1 BR	EDWARD JUAREGUI SANSORES	$1,945.00		70.19%
608	Studio	DENNIS ELIZONDO	$1,149.00		47.38%
COMM156		LIANNE WONG PEERLESS GENERAL SUPPLY	$3,925.33		
COMM281		Curry Senior Center, Inc.	$4,347.00		
Total			**$65,685.40**	**$68,975.40**	**62.03%**

EXHIBIT C: RISKS OF INVESTING

THE PURCHASE OF NOTES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments required by the Note and ultimately to give you your money back depends on a number of factors, including many beyond our control. Nobody guaranties that you will receive distributions and you might lose some or all of your money.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the projects it invests in and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, our projects are subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect our projects.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates
- Competition from other properties
- Changes in national or local economic conditions
- Changes in zoning
- Environmental contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence
- The continuing effects of the COVID-19 pandemic

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords
- Changes in economic conditions could reduce demand
- Existing tenants might not renew their leases
- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive
- Portions of the property could remain vacant for extended periods
- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Risks Associated with Development and Construction. The Company is or will be engaged in development and construction. Development and construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

Non-Paying Tenants: Some of our tenants might simply refuse to pay rent. Others might experience financial difficulties that makes it impossible to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely we could recover the damages due to us, or even that we would try. The purpose of the Company is to provide affordable housing to low- and moderate-income residents. By definition these are the tenants most likely to face challenges in paying rent.

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guaranty that our projects will achieve or sustain the occupancy or rent levels anticipated by our financial models. For example, a deterioration in general economic conditions caused by COVID-19 could put downward pressure on rents and occupancy levels in residential properties or prevent us from raising rents in the future.

You Are Exposed to Our Entire Portfolio: While our Form C is focused on the project on 285 Turk Street because that is where we intend to deploy the capital we raise in this offering, the Company itself is the borrower. This means, for better and worse, your right to repayment will depend on the success of the Company as a whole, not just on the success of that project.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside our projects, *e.g.*, "slip and fall" injuries.

You Have No Upside: As the owner of a Note, the most you can hope to receive is your money back plus interest. There is no "upside" associated with owning a Note.

Lack of Security: Even though you will be a creditor of the Company, your debt will not be secured.

Interest Rate Might Not Adequately Compensate You For Risk Level: Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. That's why consumers generally pay one interest rate, large corporations pay a lower interest rate, and the Federal government (which can print money if necessary) pays the lowest rate of all. However, there is no guaranty that the interest rate we are paying you adequately compensates you for the risk associated with your Note.

Not-for-Profit Goals: The Company was founded and operates not to maximize its profits or the value of its properties, but rather to provide affordable housing. The not-for-profit focus of the Company increases financial risk for investors because it means that on issues large and small the Company's decision-makers will be focused on helping tenants rather than on maximizing financial value for investors.

Subordination to Other Lenders: The rights of Investors who hold Notes will be subordinate to the project's senior lenders. The senior lenders would be first to be paid if the project fails, and in the event of a default all payments under the Notes would stop until the senior lenders were paid in full.

Ownership Structure Limits Rights and Value: The project will be structured as a California limited liability comany. This legal structure would limit the right of Investors in trying to foreclose on the project in the event of a default. In addition, the legal structure will make a sale of the property at full market value virtually impossible, which will, by definition, reduce the value of the property for practical purposes.

Significant Leverage: Include the Notes, the total debt encumbering the property will equal approximately 90% of its value.

Reliance on Management. The Board of Directors of the Company will manage all aspects of the Company and its business. You should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your Note (except in certain very limited circumstances) for one year. Even after that one-year period, a host of Federal and State securities

laws may limit or restrict your ability to sell your Note. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

We Might Need More Capital. We might need to raise more money in the future to fund renovations, hire new team members, fund operating losses, market our properties, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional funds will be available when needed. If the Company is unable to obtain additional funding when needed, it could be forced to delay and/or pare down its business plan or even cease operations altogether.

We Rely on the Donations and Government Subsidies. As a non-profit organization, the Company relies heavily on private donations and subsidies from government. Private donations are subject to the personal whims of our donors while government subsidies are subject to political currents.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Because of our legal structure, Investors would find it difficult or impossible to successfully sue our management team for mistakes or poor decisions.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be successful and repay the Notes. However, our interests might be in conflict in other important areas. Most important, while you want the Company to repay the Notes in accordance with their terms, the Company's first priority is to provide assistance to low-income and moderate-income families squeezed by the San Francisco housing crisis.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted the Note and Note Indenture, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

EXHIBIT D: 2022 FINANCIAL STATEMENTS

04 / 28 / 2023

I, Saki Bailey, certify that:

1. The financial statements of San Francisco Community Land Trust included in this Form are true and complete in all material respects; and
2. Since San Francisco Community Land Trust was formed in 2003, tax returns have been filed annually since then.

By: **SAN FRANCISCO COMMUNITY LAND TRUST**

By ________________________________

Saki Bailey, Executive Director

SAN FRANCISCO COMMUNITY LAND TRUST
Consolidated Profit & Loss
As of December 31, 2022

		LAND TRUST	SELF-MANAGED PROPERTIES			KALCO-MANAGED PROPERTIES													
									SCATTERED SITES										
		(Core) 99 Page	2976 23rd St	2840-2848 Folsom	964-966 Oak St.	53 Columbus	308 Turk	285 Turk	1353-1357 Folsom	149-151 Duboce	1684-1688 Grove	4042-4048 Fulton	534-536 Natoma	568-570 Natoma	70-72 Belcher	1130 Filbert	COMBINED BALANCE	ELIMINATION	CONSOLIDATED BALANCE
	REVENUE:																		
	Grants & Contributions																		
A1	Individual & Business Contributions	34,166.74	-	-	-	-	-	-	-	-	-	-	-	-	-	-	34,166.74		34,166.74
A2	Foundation & Trust	792,080.00	-	-	-												792,080.00		792,080.00
A3	In-kind Services	24,163.50	-	-	-												24,163.50		24,163.50
A4	Capacity Building	200,698.05	-	-	-												200,698.05		200,698.05
	Total Grants & Contributions	**1,051,108.29**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	**1,051,108.29**	-	**1,051,108.29**
	Program Revenue:																		
B1	Membership Fees	1,678.35	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,678.35		1,678.35
	Total Program Revenue	**1,678.35**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	**1,678.35**	-	**1,678.35**
	Management Services																		
C1	Asset Management Services	84,835.56	-	-	-	-	-	-	-	-	-	-	-	-	-	-	84,835.56	(84,835.56)	-
C2	Developer Fees	125,701.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	125,701.00	(125,701.00)	-
	Total Management Services	**210,536.56**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	**210,536.56**	**(210,536.56)**	-
	Reimbursements																		
C3	CUC Manager's Salaries	16,502.20	-	-	-	-	-	-	-	-	-	-	-	-	-	-	16,502.20	(16,502.20)	-
C4	CUC Manager's Benefits	18,000.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	18,000.00	(18,000.00)	-
	Total Reimbursements	**34,502.20**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	**34,502.20**	**(34,502.20)**	-
	Property Rental Income																		
D1	Potential Rent	-	156,789.00	150,896.00	96,024.00	428,525.04	292,692.30	692,457.77	78,876.00	69,732.00	76,128.00	81,594.00	80,716.00	48,903.40	94,308.00	80,496.00	2,428,137.51		2,428,137.51
D2	Managers Rent Credit	-	-	-	-	(6,305.50)	(18,645.00)	-	-	-	-	-	-	-	-	-	(24,950.50)		(24,950.50)
D3	Vacancy Loss	-	(55,350.00)	-	(41,172.00)	-	(7,956.00)	(77,433.00)	-	-	-	-	-	-	-	-	(181,911.00)		(181,911.00)
D4	Bad Debts	-	1,627.80	11,328.00	-	-	-	-	2,674.56	-	-	-	-	-	-	-	15,630.36		15,630.36
D5	Other Rental Charges	-	-	-	720.00	19,266.76	-	874.80	2,400.00	-	-	4,500.00	174.16	25.00	-	237.00	28,197.72		28,197.72
	Total Property Rental Income	-	**103,066.80**	**162,224.00**	**55,572.00**	**441,486.30**	**266,091.30**	**615,899.57**	**83,950.56**	**69,732.00**	**76,128.00**	**86,094.00**	**80,890.16**	**48,928.40**	**94,308.00**	**80,733.00**	**2,265,104.09**	-	**2,265,104.09**
	Investments																		
E1	Interest Income	16.36	1,260.73	251.47	350.96	147.24	25.68	2,216.98	866.74	60.06	237.60	1,088.30	13.49	61.47	858.47	32.83	7,488.38		7,488.38
	Total Investments	**16.36**	**1,260.73**	**251.47**	**350.96**	**147.24**	**25.68**	**2,216.98**	**866.74**	**60.06**	**237.60**	**1,088.30**	**13.49**	**61.47**	**858.47**	**32.83**	**7,488.38**	-	**7,488.38**
F	Other Income	3,564.42	-	-	-	-	-	520.00	-	-	-	154.00	-	-	-	-	4,238.42		4,238.42
	TOTAL REVENUE	**1,301,406.18**	**104,327.53**	**162,475.47**	**55,922.96**	**441,633.54**	**266,116.98**	**618,636.55**	**84,817.30**	**69,792.06**	**76,365.60**	**87,336.30**	**80,903.65**	**48,989.87**	**95,166.47**	**80,765.83**	**3,574,656.29**	**(245,038.76)**	**3,329,617.53**
	EXPENSES:																		
	Personnel Expenses																		
G1	Salaries & Wages	436,467.86	-	-	-	16,502.20	-	-	-	-	-	-	-	-	-	-	452,970.06	(16,502.20)	436,467.86
G2	EE Benefits & ER Taxes	66,333.65	-	-	-	18,000.00	-	-	-	-	-	-	-	-	-	-	84,333.65	(18,000.00)	66,333.65
	Total Personnel Expenses	**502,801.51**	-	-	-	**34,502.20**	-	-	-	-	-	-	-	-	-	-	**537,303.71**	**(34,502.20)**	**502,801.51**
H	Contract & Professional Fees	118,855.73	9,430.00	14,924.00	5,341.50	38,681.53	58,855.95	52,677.90	5,366.58	11,606.43	5,367.34	18,671.00	11,753.50	14,992.30	8,946.55	5,820.00	381,290.31	(84,835.56)	296,454.75
I	Office & Business Expenses (Less Loan Interest)	51,127.46	3,197.32	351.10	100.00	4,507.72	5,412.92	7,561.02	437.24	463.37	404.45	455.10	580.93	1,293.75	738.04	1,404.49	78,034.91		78,034.91
N1	Loan Interest - Hard Debt	730.00	63,755.98	47,679.10	35,527.05	127,266.75	98,350.26	319,453.48	33,905.23	17,705.03	24,345.40	14,233.08	29,473.90	9,570.45	40,789.28	42,960.88	905,745.87		905,745.87
O	In-Kind Services	24,163.50	-	-	-	-	-	-	-	-	-	-	-	-	-	-	24,163.50		24,163.50
J	Rental Property Expenses (Less Property Taxes)	-	24,150.70	15,256.80	14,544.83	105,166.69	76,949.70	216,129.89	24,775.54	12,614.48	19,200.71	21,714.82	22,021.59	33,686.63	18,017.73	14,859.26	619,089.37		619,089.37
K	Grants & Supports	16,035.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	16,035.00		16,035.00
L	Programs & Events	2,734.93	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,734.93		2,734.93
M	Travel & Meetings	856.19	-	-	-	-	-	-	-	-	-	-	-	-	-	-	856.19		856.19
P	OPEN ITEMS	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-
	TOTAL EXPENSES	**717,304.32**	**100,534.00**	**78,211.00**	**55,513.38**	**310,124.89**	**239,568.83**	**595,822.29**	**64,484.59**	**42,389.31**	**49,317.90**	**55,074.00**	**63,829.92**	**59,543.13**	**68,491.60**	**65,044.63**	**2,565,253.79**	**(119,337.76)**	**2,445,916.03**
	NET INCOME/(LOSS) before Interest, Property Taxes & Depreciation	**584,101.86**	**3,793.53**	**84,264.47**	**409.58**	**131,508.65**	**26,548.15**	**22,814.26**	**20,332.71**	**27,402.75**	**27,047.70**	**32,262.30**	**17,073.73**	**(10,553.26)**	**26,674.87**	**15,721.20**	**1,009,402.50**	**(125,701.00)**	**883,701.50**
	Loan Interest - Soft Debt (Accrued Interest balance)		-	8,288.05	2,950.21			39,393.04	2,267.48	1,648.00	2,195.26	52,984.67	-	877.17	3,380.27	-	113,984.15		113,984.15
N4	Refinance Fees	-	-	-	-	-	-	-	-	-	-	-	30,509.00	-	-	-	30,509.00		30,509.00
N2	Property Taxes	-	272.66	9,291.85	-	5,488.67	3,713.36	178,470.26	10,296.51	15,177.62	1,421.92	1,411.99	2,584.81	8,001.75	10,213.97	-	246,345.37		246,345.37
N3	Depreciation	-	21,384.84	68,778.60	10,850.76	210,917.61	76,005.36	201,535.02	29,515.92	20,177.46	22,047.65	133,598.10	57,630.30	10,702.96	28,377.23	-	891,521.81		891,521.81
	NET INCOME/(LOSS) after Interest, Property Taxes & Depreciation	**584,101.86**	**(17,863.97)**	**(2,094.03)**	**(13,391.39)**	**(84,897.63)**	**(53,170.57)**	**(396,584.06)**	**(21,747.20)**	**(9,600.33)**	**1,382.87**	**(155,732.46)**	**(73,650.38)**	**(30,135.14)**	**(15,296.60)**	**15,721.20**	**(272,957.83)**	**(125,701.00)**	**(398,658.83)**
		-	-	(0)	-	-	(0)	-	-	-	0	-	-	-	-	-	-		-
	Loan Interest Summary:																		
	Jan to Dec 2022 Loan Interest Paid	-	78,844.13	52,209.17	35,527.05														
	Jan to Dec 2022 Loan Interest Expense	730.00	63,755.98	47,679.10	35,527.05														

Note: Dec 2021 Interest Expense was paid in Jan 2022
and Dec 2022 Interest Expense will be paid in Jan 2023

Doc ID: e3f50402b7ee1c7f352aea8d5375e03d7195bb5b

SAN FRANCISCO COMMUNITY LAND TRUST
Consolidated Balance Sheet
As of December 31, 2022

		LAND TRUST	SELF-MANAGED PROPERTIES			KALCO-MANAGED PROPERTIES													
									SCATTERED SITES										
		(Core) 99 Page	2976 23rd St	2840-2848 Folsom	964-966 Oak St.	53 Columbus	308 Turk	285 Turk	1353-1357 Folsom	149-151 Duboce	1684-1688 Grove	4042-4048 Fulton	534-536 Natoma	568-570 Natoma	70-72 Belcher	1130 Filbert	COMBINED BALANCE	ELIMINATION	CONSOLIDATED BALANCE
	ASSETS:																		
	Cash & Cash Equivalent																		
A1	General Operating	358,082.33	3,223.08	35,407.83	7,461.91	301,425.60	38,794.25	20,603.05	11,029.91	15,653.33	13,393.38	5,916.17	30,472.44	1,617.19	1,628.59	15,964.60	860,673.66		860,673.66
A2	Development	54,446.91	-	-	-	-	-	-	-	-	-	-	-	-	-	-	54,446.91		54,446.91
A3	Security Deposits	-	6,345.47	8,802.40	8,040.76	-	20,993.27	16,449.02	-	6,115.08	-	-	4,249.39	-	-	16,787.15	87,782.54		87,782.54
A4	Reserves	-	198,877.09	48,612.34	166,269.43	808,142.22	241,470.96	316,969.84	159,932.76	97,285.28	34,867.21	174,614.65	36,410.72	12,651.04	288,077.86	-	2,584,181.40		2,584,181.40
	Total Cash & Cash Equivalent	**412,529.24**	**208,445.64**	**92,822.57**	**181,772.10**	**1,109,567.82**	**301,258.48**	**354,021.91**	**170,962.67**	**119,053.69**	**48,260.59**	**180,530.82**	**71,132.55**	**14,268.23**	**289,706.45**	**32,751.75**	**3,587,084.51**	**-**	**3,587,084.51**
	Accounts Recievable																		
B5	Grants	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-
B2	Asset Management Fees	41,425.75	-	-	-	-	-	-	-	-	-	-	-	-	-	-	41,425.75	(41,425.75)	-
B1	Reimbursement	15,116.40	-	-	-	-	-	-	-	-	-	-	-	-	-	-	15,116.40	(15,116.40)	-
B3	Rents (NET)	-	15,832.84	9,478.00	-	-	26,632.41	122,577.21	258.00	10,330.00	1,384.00	8,066.00	6,782.16	6,175.46	-	-	207,516.08		207,516.08
B4	Others	5,445.83	-	-	-	-	-	962.00	-	-	-	-	(190.00)	-	-	-	6,217.83		6,217.83
	Total Accounts Receivable	**61,987.98**	**15,832.84**	**9,478.00**	**-**	**-**	**26,632.41**	**123,539.21**	**258.00**	**10,330.00**	**1,384.00**	**8,066.00**	**6,592.16**	**6,175.46**	**-**	**-**	**270,276.06**	**(56,542.15)**	**213,733.91**
C	Due from / to Related Parties	1,020,978.31	(32,329.62)	(9,382.23)	9,894.70	(11,383.74)	2,914.36	(943,789.68)	9,103.83	2,185.16	(3,448.29)	(3,498.43)	(6,646.05)	(4,076.50)	1,110.62	(31,632.44)	-		-
D	Prepaid Expense & Escrow Deposit	4,254.32	4,792.43	7,291.35	2,303.87	4,827.82	4,314.81	-	-	177.52	-	1,682.50	709.80	-	-	-	30,354.42		30,354.42
E	Securty Deposits - Office Rent	2,502.50	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,502.50		2,502.50
	Fixed Assets																		
F1	Land	-	1,139,000.00	2,186,666.67	612,500.00	1,325,250.00	2,220,000.00	2,846,895.32	600,000.00	819,000.00	1,085,000.00	1,335,278.00	508,385.67	676,684.00	1,320,000.00	-	16,674,659.66		16,674,659.66
F2	Buildings	-	1,439,373.45	1,093,333.33	264,420.00	5,558,396.56	1,480,000.00	6,642,755.73	600,000.00	546,000.00	465,000.00	890,000.00	245,614.33	336,316.00	880,000.00	-	20,441,209.40		20,441,209.40
F3	Furniture & Equipment	-	-	9,206.35	2,000.00	-	12,948.39	-	-	2,092.85	-	-	5,574.64	1,800.00	1,850.00	-	35,472.23		35,472.23
F4	Development / Improvement	-	32,909.57	768,559.99	363,589.59	95,880.00	556,197.53	100,594.88	346,969.19	99,031.85	276,593.62	540,132.61	1,581,457.86	1,000,768.91	769,765.79	2,585,593.20	9,118,044.59		9,118,044.59
F5	Accumulated Depreciation	-	(182,068.51)	(453,658.99)	(108,244.73)	(2,723,509.21)	(538,877.59)	(201,535.02)	(215,249.52)	(180,464.07)	(168,176.84)	(363,580.16)	(245,545.88)	(100,504.53)	(226,050.51)	-	(5,707,465.56)		(5,707,465.56)
	Total Fixed Assets	**-**	**2,429,214.51**	**3,604,107.35**	**1,134,264.86**	**4,256,017.35**	**3,730,268.33**	**9,388,710.91**	**1,331,719.67**	**1,285,660.63**	**1,658,416.78**	**2,401,830.45**	**2,095,486.62**	**1,915,064.38**	**2,745,565.28**	**2,585,593.20**	**40,561,920.32**	**-**	**40,561,920.32**
	TOTAL ASSETS	**1,502,252.35**	**2,625,955.80**	**3,704,317.04**	**1,328,235.53**	**5,359,029.25**	**4,065,388.39**	**8,922,482.35**	**1,512,044.17**	**1,417,407.00**	**1,704,613.08**	**2,588,611.34**	**2,167,275.08**	**1,931,431.57**	**3,036,382.35**	**2,586,712.51**	**44,452,137.81**	**(56,542.15)**	**44,395,595.66**
	LIABILITIES:																		
	Accounts Payables																		
G1	Vendors (General)	40,986.58	17,976.25	-	-	1,167.31	1,765.00	31,266.62	3,459.34	5,339.69	643.22	943.82	1,513.15	2,828.52	3,482.42	1,311.45	112,683.37		112,683.37
G2	Asset Management Fees	-	2,295.00	2,962.00	2,660.00	4,500.00	9,755.75	-	715.50	2,554.50	715.75	2,753.00	1,428.25	4,129.50	3,536.50	3,420.00	41,425.75	(41,425.75)	-
G3	Reimbursements	-	-	-	-	15,116.40	-	-	-	-	-	-	-	-	-	-	15,116.40	(15,116.40)	-
	Total Accounts Payables	**40,986.58**	**20,271.25**	**2,962.00**	**2,660.00**	**20,783.71**	**11,520.75**	**31,266.62**	**4,174.84**	**7,894.19**	**1,358.97**	**3,696.82**	**2,941.40**	**6,958.02**	**7,018.92**	**4,731.45**	**169,225.52**	**(56,542.15)**	**112,683.37**
H	Accrued Expenses	387.61	-	-	-	-	-	-	-	-	-	-	-	-	-	-	387.61		387.61
I	Deferred Revenue	-	2,031.00	13,721.00	251.38	-	-	-	13.20	8,184.44	-	1,000.00	570.00	651.00	2,344.00	3,277.20	32,043.22		32,043.22
J	Tenants Security Deposits	-	7,442.50	8,766.00	8,508.38	-	22,914.00	56,476.75	2,564.00	2,533.00	3,409.93	4,420.00	15,150.00	3,931.00	1,966.00	8,944.00	147,025.56		147,025.56
K	Loan Payables	20,000.00	2,684,280.99	3,877,727.42	1,124,121.81	5,589,726.78	4,425,195.19	9,191,930.00	1,749,695.59	1,536,790.44	1,805,177.45	2,940,000.00	2,303,027.00	2,034,820.13	3,289,898.38	2,554,038.66	45,126,429.84		45,126,429.84
L	Loan Interest Payables	2,220.00	-	8,288.05	2,950.21	997,578.13	158,681.44	39,393.04	2,267.48	1,648.00	2,195.26	52,984.67	-	877.17	3,380.27	-	1,272,463.72		1,272,463.72
	TOTAL LIABILITIES	**63,594.19**	**2,714,025.74**	**3,911,464.47**	**1,138,491.78**	**6,608,088.62**	**4,618,311.38**	**9,319,066.41**	**1,758,715.11**	**1,557,050.07**	**1,812,141.61**	**3,002,101.49**	**2,321,688.40**	**2,047,237.32**	**3,304,607.57**	**2,570,991.31**	**46,747,575.47**	**(56,542.15)**	**46,691,033.32**
	NET ASSETS:																		
M	Unrestricted Net Assets	843,441.30	(70,205.97)	(193,938.40)	203,135.14	(1,164,161.74)	(499,752.42)	-	(224,923.74)	(130,042.74)	(108,911.40)	(257,757.69)	(80,762.94)	(85,670.61)	(252,928.62)	-	(2,022,479.83)	125,701.00	(1,896,778.83)
N	Restricted Net Assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-
P	Distributions (AMR)	11,115.00	-	(11,115.00)	-	-	-	-	-	-	-	-	-	-	-	-	-		-
O	Net Income	584,101.86	(17,863.97)	(2,094.03)	(13,391.39)	(84,897.63)	(53,170.57)	(396,584.06)	(21,747.20)	(9,600.33)	1,382.87	(155,732.46)	(73,650.38)	(30,135.14)	(15,296.60)	15,721.20	(272,957.83)	(125,701.00)	(398,658.83)
	TOTAL NET ASSETS	**1,438,658.16**	**(88,069.94)**	**(207,147.43)**	**189,743.75**	**(1,249,059.37)**	**(552,922.99)**	**(396,584.06)**	**(246,670.94)**	**(139,643.07)**	**(107,528.53)**	**(413,490.15)**	**(154,413.32)**	**(115,805.75)**	**(268,225.22)**	**15,721.20**	**(2,295,437.66)**	**-**	**(2,295,437.66)**
	TOTAL LIABILITIES & NET ASSETS	**1,502,252.35**	**2,625,955.80**	**3,704,317.04**	**1,328,235.53**	**5,359,029.25**	**4,065,388.39**	**8,922,482.35**	**1,512,044.17**	**1,417,407.00**	**1,704,613.08**	**2,588,611.34**	**2,167,275.08**	**1,931,431.57**	**3,036,382.35**	**2,586,712.51**	**44,452,137.81**	**(56,542.15)**	**44,395,595.66**
		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Net Income Allocation:																		
	Unrestricted Portion	357,464.09	(17,863.97)	(2,094.03)	(13,391.39)	(84,897.63)	(53,170.57)	(396,584.06)	(21,747.20)	(9,600.33)	1,382.87	(155,732.46)	(73,650.38)	(30,135.14)	(15,296.60)	15,721.20	(499,595.60)	(125,701.00)	(625,296.60)
	Restricted Portion	226,637.77	-	-	-	-	-	-	-	-	-	-	-	-	-	-	226,637.77	-	226,637.77
	Total Net Income	**584,101.86**	**(17,863.97)**	**(2,094.03)**	**(13,391.39)**	**(84,897.63)**	**(53,170.57)**	**(396,584.06)**	**(21,747.20)**	**(9,600.33)**	**1,382.87**	**(155,732.46)**	**(73,650.38)**	**(30,135.14)**	**(15,296.60)**	**15,721.20**	**(272,957.83)**	**(125,701.00)**	**(398,658.83)**

Loan and Interest Payable Schedule
As of December 31, 2022

			Long Term Debt & Notes Payable							Accrued Interest Payable						
Property	Lender	Interest Rate	2021 Audit Balance	Prior Year Adjustments	Adusted 2021 Balance	Additions	Payments	Refinance	2022 Balance	2021 Audit Balance	Prior Year Adjustments	Adjusted 2021 Balance	Interest Incurred	Interest Paid	2022 Balance	NET BALANCE
ntingent Interest Loans																
23rd MGR	City & County of San Francisco SSP	3.00%	1,470,002		1,470,002				1,470,002	-		-			-	1,470,002
2848 Folsom	City & County of San Francisco SSP	3.00%	2,495,579		2,495,579				2,495,579	-		-			-	2,495,579
966 Oak	City & County of San Francisco SSP	3.00%	1,695,000		1,695,000				1,695,000	-		-			-	1,695,000
308 Turk	City & County of San Francisco SSP	3.00%	2,569,456		2,569,456				2,569,456	-		-			-	2,569,456
1357 Folsom	City & County of San Francisco SSP	3.00%	1,200,003		1,200,003				1,200,003	4,269		4,269			4,269	1,204,272
151 Duboce	City & County of San Francisco SSP	3.00%	1,194,157		1,194,157				1,194,157	775		775			775	1,194,932
1688 Grove	City & County of San Francisco SSP	3.00%	1,274,970		1,274,970				1,274,970	-		-			-	1,274,970
4048 Fulton	City & County of San Francisco SSP	3.00%	2,125,000		2,125,000				2,125,000	-		-			-	2,125,000
536 Natoma	City & County of San Francisco SSP	3.00%	1,873,027		1,873,027				1,873,027	-		-			-	1,873,027
570 Natoma	City & County of San Francisco SSP	3.00%	1,875,000		1,875,000				1,875,000	-		-			-	1,875,000
72 Belcher	City & County of San Francisco SSP	3.00%	2,124,210		2,124,210				2,124,210	-		-			-	2,124,210
1130 Filbert	SF Housing Acelerator Fund	3.00%			-	2,531,205			2,531,205	-		-		-	-	2,531,205
Total Contingent Interest Loans			**19,896,404**	**-**	**19,896,404**	**2,531,205**	**-**	**-**	**22,427,608**	**5,044**	**-**	**5,044**	**-**	**-**	**5,044**	**22,432,652**
ffered Interest Loans																
966 Oak	City & County of San Francisco PASS	1.39%	64,140		64,140				64,140	-	2,274	2,274	891		3,165	67,305
285 Turk	Marlenna Sonn	4.00%	200,000		200,000		(50,000)		150,000	2,000		2,000	7,167	(4,000)	5,167	155,167
285 Turk	Solidaire Network, Inc.	4.00%	500,000		500,000				500,000	5,000		5,000	20,000	(20,000)	5,000	505,000
53 Columbus	City & County of San Francisco	2.05%	3,893,228		3,893,228				3,893,228	1,000,465	(10,978)	989,487	73,160	(2,573)	1,060,074	4,953,302
72 Belcher	City & County of San Francisco	1.39%	72,060		72,060				72,060	-	1,642	1,642	1,016	-	2,657	74,717
Total Deffered Interest Loans			**4,729,428**	**-**	**4,729,428**	**-**	**(50,000)**	**-**	**4,679,428**	**1,007,465**	**(7,062)**	**1,000,403**	**102,233**	**(26,573)**	**1,076,063**	**5,755,491**
rtgage Loans																
Core	Senior Disability Action	3.65%	20,000		20,000		-		20,000	1,490		1,490	730	-	2,220	22,220
23rd MGR	Boston Private (Loan #791450180)	5.61%	1,229,381		1,229,381		(15,102)		1,214,279	-	15,088	15,088	69,622	(78,844)	5,866	1,220,145
2848 Folsom	Boston Private (Loan #791550326)	4.52%	1,101,584		1,101,584		(19,435)		1,082,149	4,530		4,530	49,967	(46,209)	8,288	1,090,437
2848 Folsom	Pigeon Palace, Inc.	2.00%	300,000		300,000		-		300,000	(3,500)		(3,500)	6,000	(6,000)	(3,500)	296,500
966 Oak	City and County of San Francisco PASS MR #2415	5.17%	590,735		590,735		(5,208)		585,527	-	2,561	2,561	30,381	(30,420)	2,521	588,049
966 Oak	City and County of San Francisco PASS BMR #2416	1.39%	371,125		371,125		(7,572)		363,553	-	437	437	5,098	(5,107)	429	363,982
308 Turk	Enterprise Community Loan Fund (Loan #15L0022-BND)	5.50%	1,888,696	2,729.64	1,891,425		(35,686)		1,855,739	167,626	13	167,639	104,397	(104,566)	167,470	2,023,210
285 Turk	Self-Help Credit Union - Loan #981626	4.10%	-		-	5,400,000			5,400,000	-		-	216,480	(197,415)	19,065	5,419,065
285 Turk	Local Initiatives Support Corporation (Loan #14981)	6.25%	-		-	1,305,000			1,305,000	-		-	78,617	(71,820)	6,797	1,311,797
285 Turk	Local Initiatives Support Corporation (Loan #15171)	2.24%	-		-	1,635,000			1,635,000	-		-	35,301	(32,249)	3,052	1,638,052
285 Turk	Local Initiatives Support Corporation (Loan #15172)	6.25%	-		-	60,000			60,000	-		-	3,615	(3,302)	313	60,313
285 Turk	SmallChange (Investors)	2.00%	-		-	149,400			149,400	-		-	2,241	-	2,241	151,641
53 Columbus	Low Income Investment Fund (LIIF)	7.30%	1,746,418		1,746,418		(49,919)		1,696,499	-	10,978	10,978	127,267	(127,581)	10,664	1,707,163
1357 Folsom	First Republic Bank (Loan #22-552872-4)	4.95%	560,619		560,619		(10,926)		549,693	2,313		2,313	27,460	(27,505)	2,267	551,960
151 Duboce	Clearinghouse CDFI (Loan #14CA-988)	5.61%	349,979		349,979		(7,346)		342,633	1,733		1,733	20,128	(20,213)	1,648	344,281
1688 Grove	First Republic Bank (Loan #22-554614-8)	4.95%	542,058		542,058		(11,866)		530,191	2,236		2,236	26,516	(26,565)	2,187	532,378
4048 Fulton	Clearinghouse CDFI (Loan #16CA-1211)	7.75%	815,000		815,000				815,000	43,364		43,364	67,408	(57,597)	53,175	868,175
536 Natoma	Clearinghouse CDFI (Loan #12CA-873)	5.50%	386,086		386,086		(4,705)	(381,381)	-	1,804		1,804	11,348	(13,152)	-	-
536 Natoma	Community Vision Capital & Consulting		-		-	430,000			430,000	-		-	15,194	(12,662)	2,532	432,532
570 Natoma	Boston Private (Loan #791650080)	3.79%	275,415		275,415		(6,783)		268,631	899		899	10,448	(10,470)	877	269,509
72 Belcher	City and County San Francisco PASS - BMR #2519	1.39%	430,609		430,609		(8,520)		422,090	-	498	498	5,918	(5,927)	489	422,578
72 Belcher	City and County San Francisco SSP - MR #2518	5.17%	677,274		677,274		(5,735)		671,539	-	2,916	2,916	34,837	(34,862)	2,892	674,430
Total Mortgage Loans			**11,284,978**	**2,730**	**11,287,707**	**8,979,400**	**(188,803)**	**(381,381)**	**19,696,923**	**222,495**	**32,493**	**254,988**	**948,972**	**(912,466)**	**291,494**	**19,988,417**
Grand Total Balance			**35,910,809**	**2,730**	**35,913,539**	**11,510,605**	**(238,803)**	**(381,381)**	**46,803,959**	**1,235,004**	**25,431**	**1,260,435**	**1,051,206**	**(939,039)**	**1,372,601**	**48,176,560**

Doc ID: e3f50402b7ee1c7f352aea8d5375e03d7195bb5b

Exhibit E: Non-Negotiable Promissory Note

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY STATE SECURITIES LAWS. THIS NOTE IS SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THIS NOTE UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.
THIS NOTE IS OFFERED AND ISSUED PURSUANT TO A FORM C FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 2021 AND AN INVESTMENT AGREEMENT BETWEEN THE COMPANY AND THE PURCHASER.

Name of Purchaser			*Principal Amount*	$________

FOR VALUE RECEIVED, San Francisco Community Land Trust, a California nonprofit public benefit corporation (the "Company"), hereby promises to pay to the Purchaser the Principal Amount indicated above, plus interest and other amounts described in the Company "Note Indenture" dated August 31, 2021, the terms of which are hereby incorporated into this Non-Negotiable Promissory Note as if they were set forth in their entirety.

IN WITNESS WHEREOF, the Company has caused this instrument to be signed by its duly authorized officer.

San Francisco Community Land Trust, a 501(c)(3) non-profit

By: _________________________
John Keith Hennessy, President

EXHIBIT F: NOTE INDENTURE

This Note Indenture is entered into by San Francisco Community Land Trust, a California nonprofit public benefit corporation (the "Company") and each person who acquires a promissory note referencing this Note Indenture (a "Purchaser").

Background

The Company offers promissory notes (the "Notes") pursuant to a Form C filed with the Securities and Exchange Commission on August 31, 2021 (the "Offering"). This Note Indenture sets forth certain terms applicable to the Notes that are not set forth in the Notes themselves.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Application of Note Indenture to Notes**. The Company and each Purchaser hereby agree that the terms of this Note Indenture shall apply to each Note, as if the terms of this Note Indenture were fully set forth in each Note.

2. **Events of Default**. An "Event of Default" shall be deemed to have occurred for purposes of this Note Indenture if:

2.1. The Company fails to pay to a Purchaser any amount due under the Note held by such Purchaser and such failure continues for thirty (30) days following written notice from such Purchaser; or

2.2. The Company becomes subject to a voluntary or involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of sixty (60) days; or

2.3. The Company becomes unable to pay its debts as they become due; or

2.4. The Company defaults under any of its other material obligations and such default is not cured within thirty (30) days.

3. **Consequences of Default**.

3.1. **Notice**. Upon the occurrence of an Event of Default, the Company shall notify all Purchasers, describing the circumstances of such Event of Default (a "Notice of Default"). The Company's Notice of Default shall be accompanied by a list showing, with respect to each Purchaser, the name and email address of such Purchaser as well as the amount outstanding with respect to the Note(s) held by such Purchaser.

3.2. **Appointment of Representative**.

3.2.1. **Selection**. Upon the occurrence of an Event of Default, a single representative shall be appointed to represent all of the Purchasers as a group (the "Representative"). The Representative, who may but need not be a Purchaser, shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not

selected a Representative within sixty (60) days following the Notice of Default, then the Company may select a Representative, who shall (i) not be employed by or affiliated with the Company, and (ii) have relevant experience representing the interests of bondholders or noteholders.

3.2.2. **Authority of Representative**. The Representative shall have the power, on behalf of each Purchaser, to pursue such remedies against the Company as may be available by law and pursuant to this Note Indenture, for the purpose of maximizing the return to the Purchasers as a group, and to settle the claims of each Purchaser on such terms as the Representative may determine in its sole and unlimited discretion, subject to the other provisions of this Note Indenture. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Notes and without naming the Purchasers as parties.

3.2.3. **Power of Attorney**. Upon the appointment of a Representative, each Purchaser shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Note Indenture. Each Purchaser shall, upon the request of the Representative, execute such additional documents and instruments as may be reasonable necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Note Indenture.

3.2.4. **No Separate Claims**. No Purchaser may bring any claim against the Company to enforce the payment obligation evidenced by a Note. All such claims may be brought only by the Representative, acting on behalf of and in the name of each Purchaser.

3.2.5. **Release of Claims by Purchasers**. Each Purchaser hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Note Indenture, except and to the extent that such claims arise from the gross negligence or intentional misconduct of the Representative.

3.2.6. **Fees of Representative**. The fees of the Representative shall be paid by the Company, and no Purchaser shall be obligated to pay such fees directly, understanding that the fees paid to the Representative by the Company could reduce the amount ultimately paid to the Purchasers with respect to the Notes.

3.2.7. **Resignation of Representative**. A Representative may resign at any time by giving notice to the Company and all of the Purchasers at least thirty (30) days before such resignation is to become effective. Upon the resignation of a Representative a replacement shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a replacement Representative within sixty (60) days following the effective date of the resignation, then the Company may select a replacement Representative in accordance with section 3.2.1.

3.2.8. **Termination of Representative**. The services of a Representative may be terminated at any time by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount

outstanding with respect to each Note, but only if they simultaneously appoint a replacement Representative.

3.3. **Remedies**.

3.3.1. **In General**. Upon the occurrence of an Event of Default, the Purchasers shall be entitled to any remedy that may be available by law. However, the Representative shall not, without the affirmative consent of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, have the right to accelerate the payment of outstanding principal with respect to the Notes.

3.3.2. **Additional Interest**. Following the occurrence of an Event of Default and continuing while such Event of Default remains in effect, the interest rate payable with respect to each Note shall be 2%.

3.3.3. **Expenses**. Following the occurrence of an Event of Default, and continuing while such Event of Default remains in effect, the Company shall be responsible for the reasonable fees of the Representative, the reasonable fees of attorneys engaged by the Representative, and all other reasonable costs of the Representative incurred to pursue the remedies set forth above.

3.4. **Application of Payments**.

3.4.1. **In General**. Following any Event of Default with respect to any Note, and continuing while such Event of Default remains in effect, the Company shall apply all payments made by the Company with respect to Notes in the following order of priority:

(a) First, to pay the expenses described in section 3.3.3;

(b) Second, to pay interest due as of the date of such payment, in the order of the due dates of such interest, with the interest longest overdue paid first, and, if the amount available is insufficient to pay in full all interest due as of a given date, then to pay a *pro rata* portion of all such interest; and

(c) Third, to pay principal due as of the date of such payment, in the order of the due dates of such principal, with the principal longest overdue paid first, and, if the amount available is insufficient to pay in full all principal due as of a given date, then to pay a *pro rata* portion of all such principal.

3.4.2. **Payments Deemed Held in Trust**. Any Purchaser who receives a payment while an Event of Default remains in effect in excess of the amount such Purchaser should have received pursuant to section 3.4.1 shall be deemed to be holding such excess in trust for the benefit of other Purchasers, and shall return such excess on demand.

3.5. **Forbearance Not a Waiver**. If a Purchaser or the Representative delays in exercising or fails to exercise any of its rights under a Note or this Note Indenture, that delay or failure shall not constitute

a waiver of any rights or of any breach or default. No waiver by a Purchaser or the Representative shall be effective unless the waiver is expressly stated in a writing signed by the Purchaser or the Representative, as the case may be.

3.6. **Termination of Default**. An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

3.6.1. The date the Representative and the Company enter into a settlement of all claims; or

3.6.2. If the acceleration of the outstanding principal with respect to the Notes has not been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers, all interest and principal due through such date, taking into account section 3.3.2; and (ii) to the Representative, all the expenses described in section 3.3.3; or

3.6.3. If the acceleration of the outstanding principal with respect to the Notes has been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers all interest and principal due through such date, taking into account section 3.3.2 and (ii) to the Representative, all the expenses described in section 3.3.3; but only if Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, agree to annul the demand for acceleration.

4. **Payments Required**.

4.1. **Maturity Date**. The entire amount outstanding under each Note, including all outstanding principal and accrued interest, shall be due on October 16, 2030 (the "Maturity Date").

4.2. **Interest**. Interest shall accrue on the outstanding principal of each Note at the rate of two percent (2%) per year, compounded annually. All interest accrued through December 31st of each year shall be paid no later than January 15th of the following year.

4.3. **Prepayment**. The Company may prepay the Notes at any time, in whole or in part, without penalty or notice. Any such prepayment shall apply to all the Notes on a *pro rata* basis.

5. **Payment and Withholding**.

5.1. **Payment**. All payments with respect to the Notes will be made as Automated Clearing House (ACH) deposits into an account designated by each Purchaser. To the extent a Purchaser does not authorize the Company to make such ACH distributions into a designated Purchaser account, payments to such Purchaser will be made by check and mailed to such Purchaser after deduction by the Company from each such check of a Fifty Dollar ($50) processing fee.

5.2. **Withholding**. If any withholding tax is imposed on any payment made by the Company to a Purchaser pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Company, the Purchaser shall provide the Company with an Internal Revenue Service Form W-9 or other similar withholding certificate of a state, local or foreign governmental

authority such that the Company may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax.

6. **Transfers**.

6.1. **Limitations on Transfers**. Notes may not be sold or otherwise transferred except with the consent of the Company, which may be withheld in the sole discretion of the Company.

6.2. **Conditions**. In the event a Purchaser proposes to transfer a Note, the Company may, but shall not be required to, impose reasonable conditions including but not limited to: (i) Notes may be transferred only in whole units, *i.e.*, fractions of Notes may not be transferred; (ii) the transferee shall agree in writing to be bound by this Note Indenture; (iii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iv) the transferor and transferee shall together reimburse the Company for any reasonable expenses the Company incurs in connection with the transfer, including attorneys' fees.

6.3. **First Right of Refusal**. In the event a Purchaser (the "Selling Purchaser") desires to sell or otherwise transfer one or more Notes (the "Transfer Notes") to a third party, he shall notify the Company, specifying the Note(s) to be transferred, the purchase price, the form of consideration, and all other material terms, as well as a copy of the binding legal agreement setting forth such terms (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Company shall notify the Selling Purchaser whether the Company elects to purchase all (but not less than all) of the Transfer Notes. If the Company has not elected to purchase all of the Transfer Notes within the thirty (30) day period described above, the Selling Purchaser may proceed with the sale to the proposed purchaser. If the Company does not elect to purchase the Transfer Notes within the thirty (30) day period described above, and the Selling Purchaser and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or non-tradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Purchaser and the purchaser shall be treated as a new offer and shall again be subject to this section.

6.4. **Exempt Transfers**. The transfer of a Note to or for the benefit of a spouse, child or grandchild, or to a trust for their exclusive benefit, shall be exempt from the provisions of section 8; provided, however, that (i) the transferred Note shall remain subject to this Note Indenture, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Note Indenture; and (iii) the transferred Note shall not thereafter be transferred further in reliance on this section 8.4.

7. **Amendment of Indenture**.

7.1. **In General**. This Note Indenture may be amended at any time with the consent of the Company and Purchasers owning more than fifty percent (50%) of all outstanding Notes, measured by

outstanding principal amount. If any amendment is proposed by the Company and not approved by such Purchasers within ninety (90) days, then the Company shall not again seek the consent of the Purchasers for such amendment for a period of an additional ninety (90) days.

7.2. **Amendment without Consent of Purchasers**. Without the consent of any Purchasers, the Company may amend this Note Indenture to:

7.2.1. Add to the obligations of the Company for the benefit of Purchasers of, or surrender any right or power conferred upon the Company;

7.2.2. Establish the form or terms of Notes;

7.2.3. Cure any ambiguity, defect, or inconsistency;

7.2.4. Amend restrictions on transferability of any Notes in any manner that does not adversely affect the rights of any Purchaser in any material respect;

7.2.5. Add to, change, or eliminate any of the provisions of this Note Indenture as applied to any Notes issued after the date of such change;

7.2.6. Secure the Notes; or

7.2.7. Make any other change that does not adversely affect the rights of any Purchaser.

8. **Miscellaneous**.

8.1. **Electronic Delivery**. All communications from the Company to Purchasers, including but not limited to all tax forms, shall be via electronic delivery.

8.2. **Notice**. Any notice or document required or permitted to be given under this Note Indenture may be given by a party or by its legal counsel and shall be deemed to be given on the date transmitted by electronic mail (or by overnight delivery service, if applicable law does not permit notice by electronic mail), to sbailey@sfclt.org, if the recipient is the Company, or the email address used by the Purchaser when purchasing a Note, if the recipient is a Purchaser, or such other address as a party may designated by notice complying with this section.

8.3. **Not Redeemable.** Notes are not redeemable at the option of a Purchaser.

8.4. **No Sinking Fund**. Notes are not entitled to any sinking fund.

8.5. **Governing Law**. This Note Indenture and each Note shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Purchaser hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court

shall have in personam jurisdiction over such Purchaser, (iv) consents to service of process by notice sent by regular mail to the address used by the Purchaser to register at the Site and/or by any means authorized by Delaware law, and (v) if such Purchaser is not otherwise subject to service of process in Delaware, agrees to appoint and maintain an agent in Delaware to accept service, and to notify the Company of the name and address of such agent.

8.6. **Waiver of Jury Trial**. Each Purchaser acknowledges and agrees that any controversy that may arise under this Note Indenture or any Note is likely to involve complicated and difficult issues and, therefore, each Purchaser irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action.

IN WITNESS WHEREOF, the parties have executed this Note Indenture as of the date first written above.

San Francisco Community Land Trust
A California nonprofit public benefit corporation

By: /s/ John Keith Hennessy
John Keith Hennessy, President

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Audit trail

Title	Form C-AR - BIPOC Homeownership
File name	FORM C-AR - BIPOC Homeownership.pdf
Document ID	e3f50402b7ee1c7f352aea8d5375e03d7195bb5b
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document History

SENT	**04 / 27 / 2023** 21:12:34 UTC	Sent for signature to Saki Bailey (sbailey@sfclt.org) from eve@nowall.com IP: 108.32.37.236
VIEWED	**04 / 27 / 2023** 23:37:41 UTC	Viewed by Saki Bailey (sbailey@sfclt.org) IP: 172.59.128.64
SIGNED	**04 / 28 / 2023** 16:55:40 UTC	Signed by Saki Bailey (sbailey@sfclt.org) IP: 24.4.68.237
COMPLETED	**04 / 28 / 2023** 16:55:40 UTC	The document has been completed.